

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

December 17, 2008

Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.
346 Waverly Street Suite 110
Ottawa, Ontario Canada K2P OW5

>   **Re: Paramount Gold and Silver Corp.
>   Revised Preliminary Proxy Statement on Schedule 14A
>   File No. 1-33630
>   Filed December 8, 2008**

Dear Mr. Crupi:

We have reviewed your filing and your response letter dated December 5, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proposal Five, page 36</u>

1. We note your response to prior comment 4 with respect to the need for financial statements as required by Item 13(a)(1), and we disagree with your analysis. As you note, Item 13(a)(1) requires "Financial statements meeting the requirements of Regulation S–X, *including financial information required by Rule 3–05 and Article 11 of Regulation S–X with respect to transactions other than pursuant to which action is to be taken as described in this proxy statement*" (emphasis added). The clause "with respect to transactions other than pursuant to which action is to be taken as described in this proxy statement" is meant to refer to "financial information required by Rule 3–05 and Article 11 of Regulation S–X" for transactions that, for example, may have taken place prior to the filing of the proxy statement. It is not meant to limit the requirement for "financial statements" to only those matters not otherwise set forth in the proxy statement. Please amend your proxy statement to include the information required by Item 13(a)(1) or provide us further analysis as to why this information is not needed.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Jeff Klein